# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guardian Pharmacy Services, Inc., CIK 0001802255
CUSIP: 40145W101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 03/20/2026
Filed by CIK 0002038820
Persons authorized to receive notices and communications: Bindley Capital Partners I LLC, (Attn: William E. Bindley), 8909 Purdue Road, Suite 500, Indianapolis, Indiana (IN), 46268, (317) 704-4162

## Reporting persons
- Bindley Capital Partners I, LLC (CIK 0002038820): type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); member of a group; source of funds: other (OO); sole voting power 10,569,491; shared voting power 0; sole dispositive power 10,569,491; shared dispositive power 0; aggregate amount beneficially owned 10,569,491 (21.2% of the class)
  Comment: Bindley Capital Partners I, LLC ("Bindley Capital") currently owns an aggregate of 4,469,316 shares of Class A common stock, par value $0.001 per share ("Class A common stock") and 12,200,350 shares of Class B common stock, par value $0.001 per share ("Class B common stock"), of Guardian Pharmacy Services, Inc. (the "Issuer"). Pursuant to the Issuer's Amended and Restated Certificate of Incorporation (the "Charter"), such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in substantially equal tranches on each of March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent 4,469,316 outstanding shares of Class A common stock beneficially owned by Bindley Capital, and 6,100,175 shares of Class A common stock that will be issued to Bindley Capital on March 28, 2026 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 27, 2026.
  
  The percentage reflected in Row 13 in the table above is calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Issuer's prospectus supplement filed with the SEC on March 18, 2026 (the "Prospectus"), and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.
- William E. Bindley (CIK 0000903539): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 10,569,491; sole dispositive power 0; shared dispositive power 10,569,491; aggregate amount beneficially owned 10,569,491 (21.2% of the class)
  Comment: William E. Bindley shares voting and investment power with Thomas J. Salentine, Jr. over an aggregate of 4,469,316 shares of Class A common stock and 12,200,350 shares of Class B common stock currently owned by Bindley Capital by virtue of his position as member and officer of Bindley Capital Partners I, LLC, the manager of Bindley Capital. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in substantially equal tranches on each of March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 8, 10 and 11 in the table above represent 4,469,316 outstanding shares of Class A common stock beneficially owned by Bindley Capital, and 6,100,175 shares of Class A common stock that will be issued to Bindley Capital on March 28, 2026 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 27, 2026.
  
  The percentage reflected in Row 13 in the table above is calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Prospectus, and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.
- Thomas J. Salentine, Jr. (CIK 0002037899): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), personal funds (PF); sole voting power 35,714; shared voting power 10,569,491; sole dispositive power 35,714; shared dispositive power 10,569,491; aggregate amount beneficially owned 10,605,205 (21.3% of the class)
  Comment: Thomas J. Salentine, Jr. directly owns 35,714 shares of Class A common stock. Mr. Salentine, Jr. also shares voting and investment power with William E. Bindley over an aggregate of 4,469,316 shares of Class A common stock and 12,200,350 shares of Class B common stock currently owned by Bindley Capital by virtue of his position as member and officer of Bindley Capital Partners I, LLC, the manager of Bindley Capital. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in substantially equal tranches on each of March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7 and 9 in the table above represent 35,714 shares of Class A common stock directly owned by Mr. Salentine, Jr. The shares reported in Rows 8 and 10 represent 4,469,316 outstanding shares of Class A common stock beneficially owned by Bindley Capital, and 6,100,175 shares of Class A common stock that will be issued to Bindley Capital on March 28, 2026 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 27, 2026.
  
  The percentage reflected in Row 13 in the table above is calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Prospectus, and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.
- Pharmacy Investors, LLC (CIK 0002038519): type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); member of a group; source of funds: other (OO); sole voting power 2,449,867; shared voting power 0; sole dispositive power 2,449,867; shared dispositive power 0; aggregate amount beneficially owned 2,449,867 (4.9% of the class)
  Comment: Pharmacy Investors, LLC ("Pharmacy Investors") currently owns an aggregate of 1,035,928 shares of Class A common stock and 2,827,878 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in substantially equal tranches on each of March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent 1,035,928 outstanding shares of Class A common stock beneficially owned by Pharmacy Investors, and 1,413,939 shares of Class A common stock that will be issued to Pharmacy Investors on March 28, 2026 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 27, 2026.
  
  The percentage reflected in Row 13 in the table above is calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Prospectus, and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.
- John Ackerman (CIK 0002037898): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,449,867; shared voting power 0; sole dispositive power 2,449,867; shared dispositive power 0; aggregate amount beneficially owned 2,449,867 (4.9% of the class)
  Comment: John Ackerman has voting and investment power over an aggregate of 1,035,928 shares of Class A common stock and 2,827,878 shares of Class B common stock currently owned by Pharmacy Investors by virtue of his position as Manager of Pharmacy Investors, LLC. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in substantially equal tranches on each of March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent 1,035,928 outstanding shares of Class A common stock beneficially owned by Mr. Ackerman, and 1,413,939 shares of Class A common stock that will be issued to Pharmacy Investors on March 28, 2026 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 27, 2026.
  
  The percentage reflected in Row 13 in the table above is calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Prospectus, and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.
- Cardinal Equity Fund, L.P. (CIK 0001432819): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 816,180; shared voting power 0; sole dispositive power 816,180; shared dispositive power 0; aggregate amount beneficially owned 816,180 (1.6% of the class)
  Comment: Cardinal Equity Fund, L.P. ("Cardinal") currently owns an aggregate of 345,123 shares of Class A common stock and 942,114 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in substantially equal tranches on each of March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent 345,123 outstanding shares of Class A common stock beneficially owned by Cardinal, and 471,057 shares of Class A common stock that will be issued to Cardinal on March 28, 2026 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 27, 2026. Investment and voting decisions for the shares held by Cardinal require unanimous consent of the investment committee of Cardinal Equity Partners, LLC, the general partner of Cardinal. The investment committee consists of John Ackerman, James L. Smeltzer, Peter J. Munson and Michael E. Smith. Therefore, no individual member of the investment committee is deemed to be the beneficial owner of the shares reported in this Schedule 13D.
  
  The percentage reflected in Row 13 in the table above is calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Prospectus, and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.
- Fred P. Burke (CIK 0002037972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,139,240; shared voting power 0; sole dispositive power 2,139,240; shared dispositive power 0; aggregate amount beneficially owned 2,139,240 (4.3% of the class)
  Comment: Fred P. Burke currently owns an aggregate of 840,413 shares of Class A common stock and 2,597,651 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in substantially equal tranches on each of March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent 840,413 outstanding shares of Class A common stock beneficially owned by Mr. Burke, and 1,298,826 shares of Class A common stock that will be issued to Mr. Burke on March 28, 2026 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 27, 2026.
  
  The percentage reflected in Row 13 in the table above is calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Prospectus, and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.
- David K. Morris (CIK 0002037977): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 877,004; shared voting power 0; sole dispositive power 877,004; shared dispositive power 0; aggregate amount beneficially owned 877,004 (1.8% of the class)
  Comment: David K. Morris currently owns an aggregate of 235,135 shares of Class A common stock and 1,283,739 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in substantially equal tranches on each of March 28, 2026 and September 27, 2026.
  
  The shares reported in Rows 7, 9 and 11 in the table above represent 235,135 outstanding shares of Class A common stock beneficially owned by Mr. Morris, and 641,869 shares of Class A common stock that will be issued to Mr. Morris on March 28, 2026 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 27, 2026.
  
  The percentage reflected in Row 13 in the table above is calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Prospectus, and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.
- G. Kendall Forbes (CIK 0002038507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,042,489; shared voting power 0; sole dispositive power 1,042,489; shared dispositive power 0; aggregate amount beneficially owned 1,042,489 (2.1% of the class)
  Comment: G. Kendall Forbes currently owns an aggregate of 433,919 shares of Class A common stock and 1,217,140 shares of Class B common stock. Pursuant to the Charter, such shares of Class B common stock will automatically convert into shares of Class A common stock on a one-for-one basis in substantially equal tranches on each of March 28, 2026 and September 27, 2026. The shares reported in Rows 7, 9 and 11 in the table above represent 433,919 outstanding shares of Class A common stock beneficially owned by Mr. Forbes, and 608,570 shares of Class A common stock that will be issued to Mr. Forbes on March 28, 2026 upon the automatic conversion of an equal number of shares of Class B common stock on such date pursuant to the Charter. The Reporting Person is deemed to beneficially own such shares of Class A common stock pursuant to Rule 13d-3(d)(1)(i), commencing on January 27, 2026. The percentage reflected in Row 13 in the table above is calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Prospectus, and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Guardian Pharmacy Services, Inc.
Address of issuer's principal executive offices: 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia (GA), 30339
Comment: EXPLANATORY NOTE: This Schedule 13D is intended to serve as Amendment No. 3 to the Statement on Schedule 13D ("Amendment No. 3") related to the shares of Class A common stock, par value $0.001 per share ("Class A common stock") of Guardian Pharmacy Services, Inc. (the "Issuer"), and amends the initial statement on Schedule 13D filed by the Reporting Persons (as defined below) on February 3, 2025, as amended by Amendment No. 1 thereto filed on May 29, 2025, Amendment No. 2 thereto filed on July 29, 2025, and as further amended by this Amendment No. 3 (collectively, "Schedule 13D"). Except as specifically provided herein, this Amendment No. 3 does not modify any information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 3 is being jointly filed by Bindley Capital Partners I, LLC ("Bindley Capital"), William E. Bindley, Thomas J. Salentine, Jr., Pharmacy Investors, LLC ("Pharmacy Investors"), John Ackerman, Cardinal Equity Fund, L.P. ("Cardinal"), Fred P. Burke, David K. Morris and G. Kendall Forbes (each a "Reporting Person," and collectively, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of the date hereof, the Reporting Persons, collectively, beneficially own 17,929,985 shares of class A common stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On March 20, 2026, the Reporting Persons sold an aggregate amount of 5,880,000 shares of Class A common stock of the Issuer pursuant to an underwriting agreement, dated as of March 18, 2026, by and among the Issuer, the selling stockholders party thereto, and BofA Securities, Inc. and Jefferies LLC, as representatives of the several underwriters (the "Underwriters") named therein (the "Underwriting Agreement").

Pursuant to the Underwriting Agreement, on March 20, 2026, the Underwriters exercised in full their option to purchase an additional 900,000 shares of Class A common stock from the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons, collectively, beneficially own 17,929,985 shares of Class A common stock, representing approximately 36.0% of the shares of Class A common stock. The percentage calculated based on 49,781,181 shares of Class A common stock, which consists of (i) 36,259,762 shares of Class A common stock outstanding the Issuer as of March 13, 2026, as disclosed in the Prospectus, and (ii) 13,521,419 shares of Class A common stock that will be issued upon the automatic conversion of an equal number of shares of Class B common stock on March 28, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of shares of Class A common stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Class A common stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in the Schedule 13D, no transactions in the shares of Class A common stock were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A common stock of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the Underwriting Agreement, the Reporting Persons entered into lock-up agreements with the Underwriters pursuant to which they agreed, for a period of 180 days after the date of the Underwriting Agreement, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any shares of the Issuer's common stock or any securities convertible into or exchangeable for shares of the Issuer's common stock, without the prior written consent of BofA Securities, Inc. and Jefferies LLC. These agreements also preclude any hedging, collar or other transaction designed or reasonably expected to result in a disposition of shares of the Issuer's common stock or securities convertible into or exercisable or exchangeable for shares of the Issuer's common stock. BofA Securities, Inc. and Jefferies LLC may, in its sole discretion and at any time, release all or any portion of the securities subject to these agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 24.1 Power of Attorney

Exhibit 99.1 Stockholders' Agreement, dated as of September 25, 2024, by and among Guardian Pharmacy Services, Inc., Bindley Capital Partners I, LLC, Pharmacy Investors, LLC, Cardinal Equity Fund LP, Fred Burke, David Morris and Kendall Forbes (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2024).

Exhibit 99.2 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act (incorporated by reference to the Initial Schedule 13D filed with the Securities and Exchange Commission on February 3, 2025).

## Signatures
- Bindley Capital Partners I, LLC: /s/ Thomas J. Salentine, Jr., Member (03/24/2026)
- William E. Bindley: /s/ William E. Bindley, individually, William E. Bindley, individually (03/24/2026)
- Thomas J. Salentine, Jr.: /s/ Thomas J. Salentine, Jr., individually, Thomas J. Salentine, Jr., individually (03/24/2026)
- Pharmacy Investors, LLC: /s/ John Ackerman, Managing Member (03/24/2026)
- John Ackerman: /s/ John Ackerman, individually, John Ackerman, individually (03/24/2026)
- Cardinal Equity Fund, L.P.: /s/ John Ackerman, by Cardinal Equity Partners, LLC, its General Partner, Managing Member (03/24/2026)
- Fred P. Burke: /s/ Fred P. Burke, individually, Fred P. Burke, individually (03/24/2026)
- David K. Morris: /s/ David K. Morris, individually, David K. Morris, individually (03/24/2026)
- G. Kendall Forbes: /s/ G. Kendall Forbes, individually, G. Kendall Forbes, individually (03/24/2026)